UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from to

Commission file number 1-16625

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Savings Plan
c/o Bunge North America, Inc.
1391 Timberlake Manor Parkway
Chesterfield, MO 63017

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited
50 Main Street
White Plains, NY 10606

Report of Independent Registered Public Accounting Firm

To Participants, Administrator, and Investment Committee
of the Bunge Savings Plan
Saint Louis, Missouri
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Bunge Savings Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Plan’s auditor since 2011.

/s/ Brown Smith Wallace LLP
St. Louis, Missouri
June 21, 2019

BUNGE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018 AND 2017

	2018	2017

INVESTMENTS, at fair value:
Mutual funds	$8,612,515	$9,109,044
Bunge Limited common shares	291,957	351,082
Common stock	252,204	278,941
Interest bearing cash	41,110	80,016

Total Plan interest in Bunge Defined Contribution Master Trust	9,197,786	9,819,083

NET ASSETS AVAILABLE FOR BENEFITS	$9,197,786	$9,819,083

See notes to financial statements.

BUNGE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017

ADDITIONS:
Participants’ contributions	$604,639	$583,854
Employer contributions	160,403	141,125
Rollover contributions	2,543	15,058

Plan interest in Bunge Defined Contribution Master Trust:
Investment income — dividends	471,204	500,220
Investment income — interest	837	562
Net appreciation (depreciation) in value of investments	(997,280)	1,112,075

Net appreciation (depreciation) of Plan interest in Bunge Defined Contribution Master Trust	(525,239)	1,612,857

Total Additions	242,346	2,352,894

DEDUCTIONS:
Benefits paid to participants	829,484	931,867
Plan transfers	9,218	3,928
Administrative expenses	24,941	1,338

Total Deductions	863,643	937,133

INCREASE (DECREASE) IN NET ASSETS	(621,297)	1,415,761

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	9,819,083	8,403,322

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$9,197,786	$9,819,083

See notes to financial statements

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2018 AND 2017

1.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
The Bunge Savings Plan (the “Plan”) was established on April 1, 1996. On January 1, 2004, the Plan was amended to change the Plan name to the Bunge Savings Plan, transfer assets attributable to non-union participants in the Plan to the Bunge Retirement Savings Plan and transfer the assets of the Central Soya 401(k) Plan for Hourly Employees (“CSY Plan”) to the Plan. The Plan was further amended to provide that Plan provisions applicable to participants in the CSY Plan are set forth in a separate subplan known as Supplement A to the Plan. Effective January 1, 2005, the assets attributable to Supplement A participants were transferred to the Bunge Savings Plan – Supplement A. Plan assets attributable to the subplan covering Supplement A participants may only be used to pay benefits for Supplement A participants, and trust assets attributable to the subplan covering the remaining participants may only be used to pay benefits for such participants. Significant accounting policies followed by the Plan are as follows.
Basis of Accounting — The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Investment Valuation and Income (Loss) Recognition — The Plan’s investment in the Bunge Defined Contribution Master Trust (the “Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Trust. The Trust’s investments include mutual funds, Bunge Limited common shares, interest bearing cash, and other common stock holdings that are stated at estimated fair value based on quoted market prices. Sales and purchases of investments are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings (losses) on investments are allocated to participants based on daily account balances. See Note 8 for discussion of fair value measurements.
Payment of Benefits — Benefit payments are recorded when paid.
Administrative Expenses — Administrative expenses of the Plan are paid by the participants as provided in the plan document. Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.
Use of Estimates — The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, accompanying notes of the Plan financial statements, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in the Trust which holds various securities, including mutual funds, Bunge Limited common shares, interest bearing cash, and other common stock holdings. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Subsequent Events - The Plan has evaluated subsequent events through the date the financial statements were available to be issued.
Recent Accounting Pronouncement — In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update No. 2017-06, Plan Accounting Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting (“ASU 2017-06”). The amendments in this update require a plan’s interest

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2018 AND 2017

in that master trust and any change in that interest to be presented in separate line items in the statements of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. Additionally, ASU 2017-06 removed the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of those general types of investments, which supplements the existing requirement to disclose the master trust’s balances in each general type of investments. Lastly, ASU 2017-06 removed the redundant investment disclosures relating to the 401(h) account assets, which is not applicable to the Plan. The amendments in ASU 2017-06 are effective for fiscal years beginning after December 15, 2018 and should be applied retrospectively. Early adoption is permitted. Adoption of ASU 2017-06 will not have a material impact on the face of the Plan’s financial statements. Upon adoption, the Plan will be required to modify various disclosures relating to the Plan’s investments in master trusts.

2.	PLAN DESCRIPTION
The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”) and is administered by the Investment Committee (the “Committee”) appointed by the Board of Directors of Bunge North America, Inc. (the "Company"). The Company has appointed Fidelity Management Trust Company (“Fidelity”) to serve as record keeper, administrator, and trustee of both the Plan and the Trust. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the Plan document for a more complete description of the applicable provisions of the Plan. All regular hourly employees, except those regular hourly employees of Bunge North America (East), L.L.C. (collectively “Employer Group”) whose terms and conditions of employment are subject to a collective bargaining agreement that bargained to participate in the Plan, are eligible Plan participants. Individual accounts are maintained for each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

3.	CONTRIBUTIONS AND WITHDRAWALS
Contribution limits for participants are based on their respective collective bargaining agreements. As determined by the IRC’s qualified retirement plan limits, the total amount which a participant could elect to contribute to the Plan on a pre-tax basis could not exceed $18,500. However, if a participant reached age 50 by December 31, they are able to contribute an additional $6,000 in “catch up” contributions to the Plan on a pre-tax basis.
The contribution amounts and allocation between pre-tax and post-tax basis of participant accounts are subject to IRC discrimination tests and limitations. The participants’ contributions, plus any actual earnings thereon, vest immediately.
The employer match in cash for participant contributions, if any, is subject to participant collective bargaining agreements. Such matching contributions are credited to individual participants’ accounts, and vest at a rate of 20% per year and all matching contributions become 100% vested following five years of continuous service. Participants will forfeit any non-vested portion of their account balance upon leaving the Company’s employment for any reason other than normal retirement. Any such forfeited amounts are redistributed to continuing participants in the manner specified in the Plan.
Plan participants may select from a number of investment alternatives for their contributions. Investment choices include various mutual funds, common stock, and the Bunge Common Stock Fund (subject to certain limits) (the "Bunge Fund”). The Bunge Fund pools a participant’s money with that of other employees to buy common shares of Bunge Limited as well as short-term investments designed to allow participants to buy or sell without

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2018 AND 2017

the usual trade settlement period for individual stock transactions. The value of the participant investment in the Bunge Fund will vary depending on the performance of Bunge Limited, the overall stock market, and the performance and amount of short-term investments held by the Bunge Fund, less any expenses accrued against the Bunge Fund. All dividends and interest earned in the Bunge Fund are reinvested in the Bunge Fund. Participant’s ownership in the Bunge Fund is measured in units of the Bunge Fund instead of common shares.
Employer Group matching contributions are allocated to participants based upon the current contribution allocation among investment alternatives elected by the individual participant. Thereafter, employee and employer contributions may be reallocated by the participant among all investment alternatives.
Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals or age 59½ withdrawals permitted by the Plan. Following normal retirement or termination of employment, participants must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan prior to April 1 following the calendar year in which the participant attains age 70½. Participants with account balances less than or equal to $5,000 upon retirement or termination must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan on the date the participant terminates employment. Withdrawals by participants are recorded upon distribution. A participant may withdraw all or any portion of their rollover contribution account, including earnings, at any time.
The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan.

4.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their employer contributions.

5.	FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter from the Internal Revenue Service on March 31, 2016, stating that the Plan and related trust was designed and in compliance with the applicable sections of the IRC. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the state and federal taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain of the Trust’s investments are in shares of funds offered by Fidelity. Therefore, these transactions qualify as exempt party-in-interest transactions under ERISA. Fees paid by the Plan were $24,941 and $1,338 for the years ended December 31, 2018 and 2017, respectively.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2018 AND 2017

Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.
The Plan allows for participants to invest in the Bunge Fund (subject to certain limits) which holds Bunge Limited common shares, as well as, short-term investments. Bunge Limited is the parent company of the sponsoring Company. The Bunge Fund held 142,967 and 144,658 common shares of Bunge Limited at December 31, 2018 and 2017, respectively of which 5,463 and 5,234 shares were allocated to the Plan at December 31, 2018 and 2017, respectively. During 2018 and 2017, the Plan recorded dividend income of $10,215 and $9,082, respectively, and net depreciation in fair value of $(73,176) and $(28,134), respectively, from Bunge Limited common shares.

7.	INTEREST IN BUNGE DEFINED CONTRIBUTION MASTER TRUST
The Plan’s investment assets are held in the Trust which was established for the investment of the combined assets of the Plan and other defined contribution plans sponsored by the Company. The assets of the Trust are held, managed, and administered by Fidelity pursuant to the terms of the Bunge Defined Contribution Master Trust. Investment income and administrative expenses relating to the Trust are allocated to the individual participants in the plans based upon individual participant activity.
The Trust is required to maintain separate accounts reflecting the equitable share of each participating plan in the Trust. The Plan’s equitable share of the Trust cannot be used for the payments of expenses or benefits allocable to any other participating plan.
The investments of the Trust at December 31, 2018 and 2017 are summarized as follows:

	2018	2017

Cash	$3,035,359	$2,354,140

Investments – at fair value:
Mutual funds	259,757,462	293,603,118
Bunge Limited common shares	7,640,156	9,703,659
Common stock	2,765,113	4,036,989

Total investment at fair value	270,162,731	307,343,766

Receivables
Notes receivable from participants	4,479,181	4,472,823

Total receivables	4,479,181	4,472,823

Total	$277,677,271	$314,170,729

The Plan’s interest in the net assets of the Trust was approximately 3.3% and 3.2% at December 31, 2018 and 2017, respectively.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2018 AND 2017

8.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.
The various inputs that may be used to determine the value of the Plan’s and Trust’s investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. There have been no changes in methodologies or investment levels during the years ended December 31, 2018 and 2017.
Level 1 — Quoted prices (unadjusted) in active markets for identical securities.
Level 2 — Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).
Level 3 — Significant unobservable inputs (including the fund’s own assumptions used to determine the fair value of investments).
The following tables set forth by level within the fair value hierarchy a summary by category of debt and equity securities held by the Trust measured at fair value on a recurring basis at December 31, 2018 and 2017. The tables do not include the Trust’s cash of $3,035,359 and $2,354,140, respectively, in accordance with the disclosure requirements of ASC 820.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2018 AND 2017

	Fair Value Measurements at December 31, 2018, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$259,757,462	$—	$—	$259,757,462
Bunge Limited common shares	7,640,156	—	—	7,640,156
Common stock	2,765,113	—	—	2,765,113

Total	$270,162,731	$—	$—	$270,162,731

	Fair Value Measurements at December 31, 2017, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$293,603,118	$—	$—	$293,603,118
Bunge Limited common shares	9,703,659	—	—	9,703,659
Common stock	4,036,989	—	—	4,036,989

Total	$307,343,766	$—	$—	$307,343,766

The following tables set forth by level within the fair value hierarchy a summary by category of debt and equity securities held by the Plan included in its interest in the Trust measured at fair value on a recurring basis at December 31, 2018 and 2017. The tables do not include the Plan’s cash of $41,110 and $80,015, respectively, in accordance with the disclosure requirements of ASC 820.

	Fair Value Measurements at December 31, 2018, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$8,612,515	$—	$—	$8,612,515
Bunge Limited common shares	291,957	—	—	291,957
Common stock	252,204	—	—	252,204

Total	$9,156,676	$—	$—	$9,156,676

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2018 AND 2017

	Fair Value Measurements at December 31, 2017, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$9,109,044	$—	$—	$9,109,044
Bunge Limited common shares	351,082	—	—	351,082
Common stock	278,941	—	—	278,941

Total	$9,739,067	$—	$—	$9,739,067

9.	PLAN TRANSFERS
Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers made to combine multiple participant accounts into each participant’s active account. In addition, if a change in a participant’s employment classification occurs during a plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant’s new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of those transfers may from time-to-time result in plan payables or receivables in the respective plans.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2018 AND 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Savings Plan

Date: June 21, 2019	By:	/s/ Gregory Billhartz
Gregory Billhartz
Plan Administrator

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-75762) of our report dated June 21, 2019, relating to the statements of net assets available for benefits of the Bunge Savings Plan as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, which appears in the December 31, 2018 Annual Report on Form 11-K of the Bunge Savings Plan.

/s/ Brown Smith Wallace LLP
St. Louis, Missouri
June 21, 2019